CONSENT OF PETER MONTANO

The undersigned hereby consents to the references to, and the information derived from, the mineral reserve and resource estimates for the La Libertad and Limon projects, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 31, 2014, which is also being incorporated by reference into the registration statement on Form S-8 (No. 333-192555) of B2Gold Corp.

/s/ Peter Montano
Peter Montano
March 17, 2014